June 29, 2009

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:          GSE Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 11, 2009
File no. 1-14785

Dear Ms. Collins,

We are in receipt of a letter (the "Comment Letter"), dated June 8, 2009, setting forth the comments of the staff of the Securities and Exchange Commission on the Company's Form 10-K for the Fiscal Year Ended December 31, 2008 and the Company’s Form 10-Q for the Quarter Ended March 31, 2009.  The Company's response to the comments is set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	We note from disclosure on page 18 that you conduct operations in the Middle East. Please clarify to us whether your operations in the Middle East include nuclear services or solutions.

GSE Response:

The operations in the Middle East mentioned on page 18 refer to our 10% investment in the Emirates Simulation Academy, LLC (“ESA”).  A description of our investment in ESA is set forth in Note 7 of the Notes to Consolidated Financial Statements for the year ended December 31, 2008.

ESA is a training center that provides specialized technical training for personnel in the power generation, water desalination, oil refining, and oil and gas processing industries.  Under the terms of agreement with ESA, we provided five generic operating training simulators and the related training programs.   The five training simulators sold were a:
o	Gas turbine power plant,
o	Water desalination plant,
o	Combined cycle power plant,
o	Petroleum refinery, and an
o	Oil drilling platform.

None of the products and services sold to ESA were nuclear services or solutions.

From time to time the Company has provided non nuclear solutions and services in the Middle East.  Other than the training center provided to ESA, in the last five years the only other contracts we performed in the Middle East were for Saudi Basic Industries Corporation, Saudi Arabia.  One contract was for an upgrade to an operator training simulator for a methanol production plant and the other contract was for a new operator training system for an MTBE (gasoline additive) production plant.  Both of these are located in the Al Jubal Industry Site in Saudi Arabia.

None of the products and services provided to Saudi Basic Industries Corporation involved nuclear services or solutions.

2.
Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Sudan and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities controlled by those governments.

GSE Response:

GSE has never conducted any business in Iran, Sudan or Syria.  We have no agreements, commercial arrangements or other contacts with the governments of those countries or, to our knowledge, entities controlled by those governments.  We also do not have any past, current or anticipated contacts with Iran, Syria and Sudan through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. We have never sold any training simulators, training programs, or any other products or services to any customers in these countries.

3.
We note January 2009 and December 2005 news articles stating that the Emirates Simulation Academy is a joint venture between you, Al Qudra Holding, and another party. We also note that you list Al Qudra on the “Our Partners” page of your website. Lastly, we note several news articles stating that Al Qudra seeks to acquire land in Syria and Sudan for agricultural purposes, and a July 2007 news article stating that Al Qudra sponsored and participated in a Syrian real estate exhibition. Please discuss the materiality to you of these Al Qudra activities, in light of the State Department’s designation of Sudan and Syria as state sponsors of terrorism. In this regard, we note that various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. -designated state sponsors of terrorism. Your discussion should address the potential impact upon your reputation and share value of your association with Al Qudra, given the investor sentiment evidenced by shareholder actions directed toward companies that have operations associated with Syria and Sudan. Please also address the quantitative significance to you of Emirates Simulation Academy.

GSE Response:

The only relationship that GSE has with Al Qudra Holding is our joint ownership of the Emirates Simulation Academy LLC (“ESA”).  Al Qudra owns 60% of ESA, the Centre of Excellence for Applied Research and Training of the United Arab Emirates (“CERT”) owns 30% and GSE owns 10%.

Due to the materiality of the $16.9 million contract received from ESA in 2006, GSE has disclosed its 10% ownership in the Emirates Simulation Academy LLC and has identified the two other members of the LLC, CERT and Al Qudra, in every Quarterly Report on Form 10-Q and in every Annual Report on Form 10-K since entering into the transaction in early 2006.   Therefore, we believe our investors are fully aware of our ownership position in ESA and the nature of our relationship with Al Qudra Holding.  We have not received any negative comments from any of our investors about our relationship with Al Qudra.  Accordingly, we do not believe that Al Qudra’s purchasing of land in Syria and Sudan, nor Al Qudra’s participation in a Syrian real estate exhibition will have any impact upon GSE’s reputation or share value.

We believe ESA’s quantitative  significance to GSE is fully set forth in footnote 7 of our  Annual Report on Form 10-K for the Year Ended December 31, 2008 and in footnote 4 of our Quarterly Report on Form 10-Q for the three months ended March 31, 2009.

4.
We note the disclosure on page 15 that one of your largest customers is Statoil ASA of Norway. We note from Statoil’s website that it conducts operations in Iran, and has entered into an agreement with the Cuban state oil company for exploration and possible petroleum production in Cuba. Cuba is also identified by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. We note from a May 2004 news article that Statoil won Syria's “May naphtha export trader,” for cargo to Syria's state- owned oil company. Please tell us whether Statoil utilizes your solutions or services in its Iranian, Syrian or Cuban operations.

GSE Response:

Although Statoil ASA is one of GSE’s loyal customers, it is not one of our largest.  In the last five years, GSE has received four orders from Statoil ASA, ranging from $36,000 to $626,000.  All of these orders have been for the Mongstad Oil Refinery located in Norway and have been for upgrades to their operator training simulator.  GSE was contracted to add additional simulation models for various units of the refinery, such as the Hydrogenation Process, the Delayed Coker, and the Catalytic Reformer Process.   These models are customized specifically for the Mongstad Refinery based upon actual refinery data provided by Statoil. Accordingly, the work that GSE has performed for Statoil is used to train operators for this specific refinery and is not applicable to nor transferable to other refineries or to oil production processes.  Statoil has signed a non-transferable multi-user license for our software which restricts use to designated computers at the designated training site in Norway.  Statoil must notify GSE of their desire to transfer the GSE software to other computers and GSE must grant approval before the software can be transferred.  GSE uses a hardware key to protect its proprietary information and software; without the key, the software can not be utilized.  Therefore, we do not believe that Statoil has used our simulation models for other training simulators in Iran, Cuba or Syria.

Item 1. Business

Customers. page 13

5.
We note that Emerson Process Management and American Electric Power accounted for 16% and 11%, respectively, of your total revenues in 2008. A description of your contractual arrangements with these customers appears warranted. Also, you do not appear to have filed any contracts with these customers. Please provide us with your analysis as to whether you are substantially dependent upon your agreements with these customers for purposes of Item 601 (b)(l0)(ii)(8) of Regulation S-K.

GSE Response:

For GSE’s fossil fueled simulation business, our marketing strategy is focused mainly on being a preferred simulation vendor to the Digital Control System vendors, Emerson Process Management (“Emerson”), General Electric, ABB, Honeywell and Siemens.  These vendors have extensive marketing organizations that sell Digital Control Systems (“DCS”) to the electric utilities.  Often when they receive a request for quote from an electric utility, the specification will include an operator training simulator as one of the components.  GSE has created a strong business relationship with Emerson and has received numerous contracts from them to provide the training simulator.  GSE also bids on projects directly with end customers.

We have no master contract with Emerson.  In fact, Emerson also does business with at least two other simulator vendors, Trax International and the SimSci-Esscor Unit of Invensys, and they have their own simulation group in India as well.  Their customers may specifically request the simulator vendor, or the customer may leave it up to Emerson to select the vendor.  We receive a request for quote from Emerson and each order is negotiated with Emerson on a stand alone basis. Each order is for a different simulation product in that the requested simulator or simulator upgrades relate to different power plants.  Emerson has standard terms and conditions that are part of each contract, but the terms are not significantly different from those of other DCS vendors that GSE deals with.

We derived 16% of our total revenue from Emerson ($4.7 million) in 2008 and 15% ($1.2 million) in the first quarter 2009.   However, this revenue was generated from 26 contracts in 2008 and 19 in 1Q 2009.   The most revenue generated from one Emerson contract was $590,000 in 2008 and $209,000 in 1Q 2009.  Accordingly, whereas our overall relationship with Emerson as a preferred vendor is important to the Company, no individual contract is material in and of itself, and we concluded that our business is not substantially dependent on any of these individual contracts.

American Electric Power (“AEP”) has been a customer of GSE for many years; however, the volume has never been significant until 2008.  In 2008, AEP decided to install a new operator training simulator for their D.C. Cook Nuclear Plant Unit 1.  They had run out of available training time on their existing Unit 2 training simulator, and thus needed to expedite the building of the new simulator.   GSE was hired to develop the simulator models, provide the panel hardware design and to provide the panel hardware procurement services.  The total contract value was in excess of $5 million, of which $2.5 million was recognized as revenue in 2008 and $701,000 in 1Q 2009.  The contract value was not unusual for a new simulator, the scope of work was normal for the business conducted by GSE, and the contractual terms were consistent with the terms of other similar contracts.  Accordingly, we concluded that our business was not substantially dependent on this one contract.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Years Ended December 31. 2008 to December 31, 2007, page 32

6.
We note your disclosure that the decrease in revenue in 2008 from your ESA project was partially offset by an increase in your fossil fueled power simulation revenue. Please tell us the factors that contributed to this increase in your fossil fueled power simulation revenue. Please also confirm that in future filings you will provide an explanation of the factors that contributed to a material change in your operating results.

GSE Response:

Total consolidated revenue from fossil fueled simulator projects totaled $9.2 million for the year ended December 31, 2008 as compared to $6.4 million for the year ended December 31, 2007, a 44% increase.   The increase was mainly due to the following:

♦
Revenue recognized on contracts received from Emerson Process Management increased from $3.0 million for the year ended December 31, 2007 to $4.7 million in the year ended December 31, 2008.  As discussed in question #5, GSE has a strong business relationship with Emerson, a DCS vendor who often receives training simulator orders from its electric utility customers as one component of the DCS system.  GSE recognized revenue on 17 Emerson contracts in 2007 versus 26 in 2008.

♦
In mid-2007, the Company received an  order from Sinopec Ningbo Engineering Company Limited in China for a full scope dynamic simulator for the Integrated Gasification Combined Cycle Plant for the Sinopec Fujian Ethylene Refinery.  We recognized $420,000 of fossil fueled simulation revenue on this project in the year ended December 31, 2007 versus $1.1 million in the year ended December 31, 2008.

♦
In 2008, our Swedish subsidiary received orders from Kraftwerksschule E.V. (“KWS”) for three full scope coal-fired power plant training simulators for their PowerTech Training Center in Essen Germany.  We recognized $777,000 of revenue on these projects in 2008.

We confirm that in future filings we will provide an explanation of the factors that contributed to a material change in our operating results.

Liquidity and Capital Resources

Credit Facilities. page 43

7.
Please tell us the nature of the covenants on which you defaulted, the reasons for such default and your estimate of the likelihood that you will be able to comply with the covenants over the next 12 months. Please tell us why you have not disclosed the details of these covenants in your Form 10-K. See Item 303(a)(1) of Regulation S-K and Section IV.C of SEC Release 33-8350.

GSE Response:

The Company’s two loan agreements with Bank of America (“BOA”) each provided that GSE must maintain on a consolidated basis a Debt Service Coverage Ratio (Cash Flow to Debt Service) of at least 1.25 to 1.00; a Funded Debt to EBITDA Ratio not exceeding 2.50 to 1.00 and a Tangible Net Worth target of not less than $15 million.  At December 31, 2008, the Company was in violation of two of its Financial Covenants as follows:  the actual Debt Service Coverage Ratio was negative 533.00 to 1.00 and the actual Funded Debt to EBITDA Ratio was 12.30 to 1.00.

At December 31, 2008, and throughout all of 2008, the Company had no outstanding borrowings against its lines of credit; neither the line of credit with Laurus Master Fund, nor the two separate Bank of America revolving lines of credit which replaced the Laurus Master Fund line in March 2008.   Accordingly, we did not incur any bank interest expense in 2008.   However, the Company did incur approximately $2,000 of interest expense in 2008 related to late payments to vendors.

The Company had no outstanding debt at December 31, 2008; however, we did have  outstanding letters of credit of approximately $3.7 million:  six of these letters of credit totaling $3.3 million were 100% cash collateralized; one letter of credit totaling $419,000 was collateralized through one of the BOA lines of credit.

Accordingly, in calculating our bank covenants at December 31, 2008, we had the following issues:

♦
Debt Service Coverage Ratio: although we had incurred only $2,000 of interest expense for all of 2008, our cash flow was negative (the numerator of the calculation) due to the net loss that we incurred in 2008.  Thus, even with minimal interest expense, we were in default of this covenant.

♦
Funded Debt to EBITDA:  even though $3.3 million of the outstanding letters of credit were 100% cash collateralized, the covenant calculation required us to include cash collateralized letters of credit as part of Funded Debt.  On May 5, 2009, our BOA lines of credit were amended to specifically exclude cash collateralized letters of credit from Funded Debt effective March 31, 2009.

We did not disclose the details of the covenant defaults in our Form 10-K because:

♦	we had already received a waiver from BOA for the covenant defaults and had disclosed the receipt of the waiver.

♦	we had no outstanding bank debt and had utilized the line of credit only to collateralize one letter of credit for $419,000.

♦	BOA had already verbally agreed to amend the Funded Debt to EBITDA covenant to exclude the cash collateralized letters of credit.

♦	with the amended covenant, our forecasts indicated that we would be in compliance with all our covenants for the next 12 months.

In future filings, we will disclose the specific terms of our debt covenants and the actual calculations as of the reporting date.

8.
In addition, tell us your consideration to disclose the specific terms of your debt covenants, such as significant required ratios as compared to the actual ratios, for each reporting date. We refer you to Sections I.D and IV.C of Release No. 33-8350.

GSE Response:

We were in default on the Debt Service Coverage Ratio not because we had incurred substantial debt during the previous twelve months, but because we had paid $2,000 in interest due to late payment of a few vendor invoices.   We were in default on our Funded Debt to EBITDA not because we had substantial borrowings against the lines of credit, but because of $3.3 million of contingent liabilities that were 100% cash collateralized.  Our balance sheet at December 31, 2008 was strong: we had $8 million in available cash, no debt borrowings, another $5 million in restricted cash (deposited in interest bearing certificates of deposit) and $7 million in trade receivables.  We had over $13 million in working capital.  Bank of America had granted a waiver for the defaults, was working with us to revise our covenants, and also agreed to increase the domestic line of credit from $1.5 million to $2.5 million.   Thus, we chose not to discuss the covenant defaults in detail or to present the required ratios as compared to the actual ratios, as we were not facing any repercussions from our bank or liquidity issues due to the defaults. We did not anticipate being in default going forward, and by referring only briefly to the defaults and the bank’s waiver of them we were focusing on our liquidity strength.

In future filings, we will disclose the specific terms of our debt covenants and the actual calculations as of the reporting date.

Item 7 A. Quantitative and Qualitative Disclosures about Market Risk

9.
We note your disclosures as to your exchange rate and interest rate risks. Item 305 of Regulation S-K requires that certain information be provided with regard to market risk sensitive instruments using one of three disclosure alternatives.  Please tell us how your disclosure conforms to one of these disclosure alternatives.

GSE Response:

In prior years, the Company has always used the second disclosure alternative for its interest rate risks when it had outstanding borrowings under its lines of credit.  However, as we had no outstanding debt in 2008, no disclosure for interest rate risk was required.  We did not provide a sensitivity analysis disclosure for our exchange rate risks associated with our outstanding foreign exchange contracts.  Beginning with our June 30, 2009 Quarterly Report on Form 10-Q, we will disclose the potential change in fair value for our foreign exchange rate sensitive instruments based on a 10 percent weakening of the end of period exchange rates.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Operations, page F-5

10.
We note that the Company recognizes revenue (a.) from the design and sale of simulator systems, (b) from the sale of PCS, training and consulting services and (c) from the sale of software licenses that do not require significant modification or customization. Please tell us how you considered presenting separate line items for product and services revenues and the related cost of revenues pursuant to Article 5-03(b)(1) and (2) of Regulation S-X. Also, tell us your consideration to present revenues from your bundled arrangements, which include both product and services (i.e. system design contracts) separately from the sale of your unbundled product and service revenues.

GSE Response:

We define product revenue as revenue derived from contracts to provide new full scope simulators or to provide upgrades to existing simulators, such as upgrading simulation models to reflect changes in the plant process computers or digital control systems or adding new simulation models for additional processes in the plant.  This revenue is principally generated through fixed price contracts or time and material arrangements.  From time to time, as stipulated in the contract, we provide training services or maintenance to our customers after we have delivered the simulators.  These arrangements represent the majority of our bundled arrangements.  We define service revenue as revenue derived from training and maintenance services provided to our customers, whether included in bundled or unbundled arrangements.  The split between product and service revenue was:

	2008	%	2007	%	2006	%

Products	$27,980	96%	$31,419	98%	$27,307	99%
Services	1,024	4%	481	2%	195	1%
	$29,004		$31,900		$27,502

We concluded that our service revenue was immaterial as it was less than 5% in each year and thus no separate disclosure was necessary.  Based on the immaterial amount of service revenue, we also did not believe that reporting revenue generated from bundled and unbundled arrangements was useful to our investors.   In the event that such service revenue becomes material, we will provide such information to our investors.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition. page F-10

11.
We note that the Company enters into contracts for (a) the design and manufacturing of simulations systems, (b) to provide post customer support services to your simulation systems and (c) to provide consulting and training services. For instance, your disclosures on page 6 refer to the completion of an order from ESA to supply five simulators and an integrated training program.  Tell us whether these arrangements are entered into as a single contract or a group of contracts and tell us how you considered the guidance in paragraphs 35 to 41 of SOP 81-1 in determining whether these arrangements should be accounted for on a combined or segmented basis.

GSE Response:

If customers place an order for a new simulator or simulator upgrades and want training services as well, we always receive one contract from the customer.  If the customer is interested in purchasing an annual maintenance contract for a simulator, this is usually ordered via a separate contract which is normally issued to GSE after the expiration of their simulator warranty coverage.

For the ESA contract, we were not providing training to ESA, but were developing training programs that ESA would use to teach students, including all of the course material and training manuals.  We received one contract from ESA for the entire order.   After reviewing paragraphs 35 to 41 of SOP 81-1, we accounted for the entire contract on a combined basis because:
♦	We had negotiated the entire order with ESA as one package in the same economic environment with an overall profit objective.
♦
As ESA was a start-up training academy, they were placing an order for the simulators and training programs that they needed to begin their business. Thus the development of the five simulators and the training programs needed to be done concurrently in order to meet ESA’s targeted opening date.

♦	GSE managed the entire project under the direction of one project manager.

There has only been one recent instance where we received multiple contracts simultaneously from a customer for different tasks for a new simulator.  GSE was hired by American Electric Company to develop the simulator models, provide the panel hardware design, and to provide the panel hardware procurement services for the simulator.  Each of these tasks was contracted separately.  The customer would perform the balance of the work on the new simulator for the D.C. Cook Plant themselves.   After reviewing paragraphs 35 to 41 of SOP 81-1, we determined that the three orders should be treated as one combined project for revenue recognition due to the following factors:

♦	Software design, hardware design and hardware procurement are normal components of full-scope simulator projects that GSE has been contracted to provide by other customers under one contract.
♦
GSE originally submitted one proposal for the entire project to AEP and had worked up its cost estimate and margin targets for the project as a whole; AEP requested that the proposal be separated into three components to better suit their internal procurement procedures.

♦	All three components would be worked on simultaneously in conjunction with the customer agreed-upon time table and milestones schedule.

12.
We note from your disclosure on page F-10 that the Company enters into contracts with multiple elements and recognizes revenue in accordance with EITF 00-21. Please explain which arrangements you consider to be multiple element arrangements. Also, tell us each element included in your multiple element arrangements and explain how you recognize revenue for each element. Further, tell us the amount of revenue recognized from the multiple element arrangements for the periods presented.

GSE Response:

The most common multiple element contracts that we receive are fixed price contracts for either a new training simulator or upgrades to existing simulators which also include the purchase of training services or post implementation annual maintenance contracts.

We have to analyze each element of such contracts to determine if there is objective and reliable evidence of the fair value of the undelivered items, as per EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.   We typically have objective evidence for the value of training courses and annual maintenance contracts as we sell these items on a stand-alone basis.  When the training is provided after the delivery of the simulator or upgrade, we recognize the revenue when the training has been performed; if the training is provided prior to the delivery of the simulator, we don’t bifurcate the contract, but account for the entire contract value using the percentage of completion method since we don’t have objective and reliable evidence of the fair value of the simulator or upgrade as each one is custom built to the customer’s specifications.  For maintenance contracts, we recognize the revenue on a straight line basis over the life of the contract.

In 2008, we recognized revenue totaling approximately $8.2 million from contracts with multiple elements.  Of this total, $7.9 million was related to products, $253,000 from training services and $89,000 from maintenance contracts.

Note 8. Fair Value of Financial Instruments, page F-20

13.
We note that you consider investments with original maturities of three months or less to be cash equivalents. Tell us how you considered providing disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

GSE Response:

The only cash equivalent that we had at December 31, 2008 was a commercial automated investment account with Bank of America under which, at the end of each business day, the funds in our operating account are swept into the Columbia Cash Reserves Fund, a money market fund.   The funds are returned to our operating account at the beginning of the next business day.  Accrued interest income is paid once per month.  At December 31, 2008, we had $7.5 million in the Columbia Cash Reserves Fund.

In future reports we will identify our cash equivalents and include them in the disclosure as required under FAS 157.

Note 12. Series A Convertible Preferred Stock, page F-26

14.
We note your disclosures on page F-26 where you indicate that the fair value of the preferred stock was determined by an independent appraisal. As you appear to have open registration statements which incorporate by reference this Form l0-K, please describe the nature and extent of the third party appraiser’s involvement in the determination of the fair value of these instruments and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act Sections at http://www.sec.gov/divisisions/corpfin/guidance/sasinterp.htm for guidance.

GSE Response:

We stated that the fair value of the warrants and preferred stock had been determined by the use of the relative fair value method, in which $4.25 million gross proceeds was allocated based upon the fair values of the warrants, as determined by using the Black-Scholes Model, and the preferred stock, as determined by an independent appraisal.

In the Answer to Question 141.02 of the SEC Compliance and Disclosure Interpretations it states “on the other hand, if the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436.”

GSE performed the calculation to arrive at the allocation of the net proceeds from the preferred stock offering using the relative fair value method.  In doing so, we performed the Black-Scholes calculation to arrive at the fair value of the warrants and relied upon and adopted the third party appraisal of the preferred stock.   Thus, we interpreted the guidance in Question 141.02 to mean that no consent was required from the appraiser.

In addition, the Answer to Question 141.02 also states “The consent requirement in Securities Act Section 7 (a) applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement…”   In our disclosure, we did not name the appraiser, we did not discuss the methodology he used in his appraisal, and we did not disclose what amount he had determined the fair value to be.   Accordingly, we believe that we did not include or summarize his report, valuation or opinion in our disclosure and thus no consent was required.

The preferred stock was issued by GSE in February 2006.  The Company converted the remaining outstanding shares of preferred stock to common stock on March 7, 2007 as permitted under the Certificate of Designation, Preferences and Rights of Series A Cumulative Preferred Stock.  Accordingly, as of December 31, 2008 and 2007 there were no shares of Preferred Stock outstanding.  It is unlikely that this transaction will be disclosed in future filings, however, if it is, we will remove the reference to the independent appraisal.

Item 11. Executive Compensation (Information Incorporated by Reference from the Definitive Proxy Statement Filed April 30, 2009)

Compensation Discussion and Analysis, page 16

15.
Your disclosure in this section suggests that your compensation committee may have used information from other companies to determine compensation levels for your named executive officers. Please clarify the precise nature of your benchmarking activities. If you benchmark either total or individual elements of compensation against comparable companies, identify these comparable companies. Also, clarify how you benchmark, such as whether you set a specific percentile or range for total compensation or individual elements. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K compliance and Disclosure Interpretations, available on our website.

GSE Response:

We subscribe to a compensation data survey to evaluate the compensation of our executive officers compared to similar positions in the marketplace.  The survey provides base salary and bonus compensation data for similar positions based on business focus, executive job descriptions, geographic location and the size of company, but does not identify the component companies by name.   In general, the Compensation Committee’s objective is to compensate our executive officers at levels of base compensation between the 50th and 75th percentiles for executives in similar positions.

In future filings,  we will describe our benchmarking activities in greater detail.

Base Salary, page 17

16.
Although you provide general information regarding the factors your compensation committee considered in setting base salaries for 2008, your disclosure should provide substantive analysis and insight into how the compensation committee determined the actual salaries paid to your named executive officers. With a view toward providing expanded disclosure in future filings, please tell us how the compensation committee determined the specific salary adjustments made for each of your named executive officers in 2008. For example, we note your statement that base salaries are targeted with an appropriate competitive range. Please explain how peer company compensation levels influenced your compensation committee's decision in setting base salaries for 2008. Also, we note your statement that base salary is determined, in part, on the basis of individual performance. Please explain how your compensation committee assessed individual performance when making compensation decisions. Identify any individual performance factors or changes in responsibilities that influenced salary decisions.

GSE Response:

Each person’s specific salary adjustment was based upon subjective assessments of (i) their individual accomplishments, (ii) their knowledge and experience, (iii) the compensation survey and (iv) the recommendation of the Chief Executive Officer.

With respect to Mr. Jen, the Compensation Committee considered that he was instrumental in the following critical activities:

-	Forging the Company’s strategic relationship with Westinghouse which resulted in the award of two full scope simulators in China.
-	Significantly increasing the Company’s business in the fossil fueled power plant simulation area.
-	Developing the Emerson Process Management relationship which resulted in substantial business for the Company.
-	Winning a full scope nuclear plant simulator in the US valued in excess of $5 million.

With respect to Mr. Grady, the Compensation Committee considered that he was instrumental in the following critical activities:

-	Further developing the Russian market which resulted in a multi-million dollar contract with the Russian Research Institute and a second multi-million contract at the Leningrad Nuclear Plant.
-	Leading the Business Development activities in Eastern Europe.

With respect to Mr. Hough, the Compensation Committee considered that he was instrumental in the following critical activities:

-	Developing a new banking relationship for the Company.
-	Leading the Company’s efforts in complying with the requirements of Sarbanes Oxley.

With respect to Mr. Moran, the Compensation Committee considered that he was instrumental in (i) the Company successfully completing a $9.2 million private placement (ii) increasing shareholder value.  In recognition of his accomplishments, Mr. Moran received an employment agreement, which is described in the proxy statement.

There were no changes in responsibilities that influenced the Compensation Committee’s decision.

In future filings, we will provide substantive analysis and insight into how the Compensation Committee approved executive salary adjustments.

Long-Term Incentive Awards. page 18

17.
As with your discussion of base salaries, your discussion regarding equity grants awarded to your named executive officers in 2008 is also very general. Please tell us more specifically how your compensation committee evaluated and weighed the factors identified on page 18 in determining the specific equity grants made to your officers in 2008.

GSE Response:

The Chief Executive Officer believed the Company was at a critical juncture and although the Company was winning a substantial number of contracts, it probably would not be able to generate enough net income to pay substantial bonuses in 2008.  Therefore, he recommended that the Compensation Committee consider granting options to the executive officers and key employees in light of the fact that the Company’s backlog was at an all time high and the executive officers and key employees would be crucial in the effort to convert such backlog into revenue.  Primarily  as a result of the nuclear power renaissance, three of the Company’s key employees were recruited by competitors, two of whom ultimately left the Company, and the Chief Executive Officer believed that the executive officers and key employees would continue to be recruited by local companies and other competitors of the Company. In granting the options to the executive officers, the Compensation Committee made subjective assessments of each individual executive officer’s performance and potential future contributions which would be necessary to achieve the Company’s goals.

With respect to Mr. Hough, the Compensation Committee considered that he was instrumental in the following critical activities:

-	Closing a new bank agreement with Bank of America

With respect to Mr. Grady, the Compensation Committee considered that he was instrumental in the following critical activities:

-	Winning a multimillion dollar simulator contract for a first of kind plant design

-	Winning a multimillion dollar simulator upgrade contract in Germany

With respect to Mr. Jen, the Compensation Committee considered that he was instrumental in the following critical activities:

-	Significantly increasing the Company’s business in the fossil fueled power plant simulation area.

-	Continuing to develop the Emerson Process Management relationship which resulted in substantial business for the Company.

With respect to Mr. Feldman, the Compensation Committee considered that he was instrumental in the following critical activities:

-
Developing the Emirates Simulation Academy opportunity which resulted in a large contract award for the Company and substantially helping to resolve a number of financial and operational issues subsequent to contract award.

-	Developing opportunities for the Company to build Educational Training Centers around the world.

With respect to Mr. Moran, the Compensation Committee considered that Mr. Moran was instrumental in guiding the Company to record revenues and a return to profitability.

In future filings, we will provide substantive analysis and insight into how the Compensation Committee approved executive equity grants.

Employment Contracts and Termination of Employment. page 22

18.
In future filings, please quantify the estimated payments and benefits that would be provided to each of your named executive officers in connection with termination or a change in control of the company. See Item 402(j)(2) of Regulation S-K and Instruction 1 to Item 402(j).

GSE Response:

In future filings, we will quantify the estimated payments and benefits that would be provided to each of our named executive officers in conjunction with termination or change in control of the Company.

Item 13. Certain Relationships and Related Transactions, and Director Independence

19.
You incorporate the information required by Item 13 of Form 10-K by reference to your proxy statement to the 2009 annual stockholders meeting. However, there is no discussion in the proxy statement of related party transactions or description of your policies and procedures for reviewing, approving or ratifying such transactions.  Please advise.

GSE Response:

Michael Feldman is a member of our Board of Directors and is Executive Vice President in charge of International Sales and Marketing.  He is also the son of Jerome Feldman, the Chairman of the Board.   Although we disclosed this relationship in the proxy statement in their biographies, and we disclosed Jerome Feldman’s 2008 compensation since he was one of the named executives, we failed to disclose Michael Feldman’s 2008 compensation.   He was not one of the named executives and thus, under Item 404 (a) of Regulation S-K, we should have disclosed in the proxy that his compensation totaled $210,325, and that the Company had entered into an employment agreement with him effective January 1, 2009.  We did disclose the employment agreement in our Current Report on Form 8-K filed with the SEC on January 7, 2009.   This was the only related party transaction in 2008.

As an officer of the Company, changes in Michael Feldman’s compensation are approved by the Compensation Committee as was described in the proxy.

It is the Company’s policy that any transactions with related parties are to be reviewed and approved by the Company’s Audit Committee, with the exception of officer compensation which is approved by the Compensation Committee.   We did not state this in the proxy as there were no such transactions in 2008 that required Audit Committee approval.   However, in future filings, we will include a statement under the discussion of the Audit Committee’s responsibilities stating that they are responsible for reviewing and approving such related party transactions.

Item 14. Exhibits and Financial Statement Schedules. page 55

20.
In future filings, please incorporate by reference in your exhibit index your employment agreement with Mr. Moran filed on Form 8-K on May 7, 2008 and your employment agreements with Messrs. Jen, Hough and Grady that were filed on Form 8-K on January 7, 2009.

GSE Response:

In future filings, we will incorporate by reference in our exhibit index our employment agreement with Mr. Moran filed on Form 8-K on May 7, 2008 and our employment agreements with Messrs. Jen, Hough and Grady that were filed on Form 8-K on January 7, 2009.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources. page 20

21.
We note your disclosures on page 21 when you indicate that the Company believes you will generate sufficient cash through normal operations and through the utilization of your current credit facility to meet your liquidity and working capital needs in 2009. Please confirm, if true, and revise in the future to indicate whether the Company's cash resources will be sufficient to meet your operating needs for the next 12 months. We refer you to FRC 501.03(a).

GSE Response:

We confirm that we believe that the Company will generate sufficient cash through normal operations and through the utilization of our current credit facility to meet our liquidity and working capital needs for the next 12 months.  In future filings, we will address our belief as to whether the Company’s cash resources will be sufficient to meet our operating needs for the next 12 months from the date of the report.

In response to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

                                /s/ John V. Moran
John V. Moran
Chief Executive Officer

cc:  Kari Jin, Staff Accountant
       Matt Crispino, Staff Attorney